SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Investment Committee

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, effective January 1, 2010, the Company changed its method of accounting for participant loans.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 28, 2011

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Investments, at fair value:
Money market fund	$9,659,305	$9,145,485
Mutual funds	83,165,075	68,944,726
Tech Data Stock Fund	8,292,920	9,286,751

Total investments	101,117,300	87,376,962

Receivables:
Notes receivable from participants	3,406,357	2,937,474
Other	12	11

Total receivables	3,406,369	2,937,485

Cash, interest bearing	74,182	82,273

Total assets	104,597,851	90,396,720

Liabilities:
Other	(3,560)	(8,377)

Total liabilities	(3,560)	(8,377)

Net assets available for benefits	$104,594,291	$90,388,343

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31
	2010	2009
Additions/(deductions) to net assets attributable to:
Net appreciation in fair value of mutual funds	$10,555,238	$14,264,764
Net appreciation/(depreciation) in fair value of Tech Data Stock Fund	(600,333)	6,635,860
Interest and dividends	1,585,866	1,338,547

Investment income	11,540,771	22,239,171

Interest income on notes receivable from participants	169,568	192,617

Employer contributions	2,119,748	268
Participant contributions	6,618,641	5,886,989

Total contributions	8,738,389	5,887,257

Total additions	20,448,728	28,319,045

Deductions from net assets attributable to:
Loan and administrative fees	23,916	23,840
Distributions to participants	6,218,864	6,087,941

Total deductions	6,242,780	6,111,781

Net increase in net assets	14,205,948	22,207,264
Net assets available for benefits:
Balance, beginning of year	90,388,343	68,181,079

Balance, end of year	$104,594,291	$90,388,343

See accompanying notes to financial statements

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan, a defined contribution plan adopted January 1, 2000 and amended and restated January 1, 2003 and January 1, 2006, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the “Retirement Savings Plan”) and the Tech Data Corporation Employee Stock Ownership Plan (the “ESOP”), both defined contribution plans, into this Plan. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms and other items. The Plan was amended and restated into one document in April 2007, effective January 1, 2006. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the “Company”) who have completed 30 days of employment with the Company and are age eighteen or older. The Plan was amended in 2007 to automatically enroll in the plan all new employees that have completed 30 days of employment and are age eighteen or older. Eligibility for participation with respect to employer contributions is met upon completion of one year of service as defined in the Plan agreement. Effective March 28, 2008, the Plan was amended to change the participation eligibility of employees who are rehired or obtain a change of employment status from the date of rehire or change of status to an administratively feasible period of time after the rehire or change in status. The amendment also allows a temporary employee that has completed one year of service to participate in the Plan in order to comply with the new IRS Quality Assurance Bulletin on part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective September 22, 2009, the Plan definition of the terms “employees” and “employment classification” was revised to be in compliance with changes in Federal regulations with regard to qualified defined contribution plans. Effective December 15, 2009, the Plan was amended in order to be in compliance with various provisions of the Post-Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), including the Pension Protection Act of 2006. Effective December 22, 2010, the Plan was amended to be in compliance with the Final Treasury Regulations issued under section 401(a)(9) of the Internal Revenue Code.

Fidelity Management Trust Company is the Plan’s trustee, and Fidelity Investments Institutional Operations Company (both referred to as “Fidelity”) is the recordkeeper of the Plan’s assets. Participants’ investment options are various mutual funds, a money market fund and a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock, debt instruments and money market instruments.

Contributions – Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). If automatically enrolled, a participant’s deferral is set at the amount of eligible compensation until changed by the participant. All participants who have attained age 50 before the close of the Plan year shall be eligible to make catch up contributions, also subject to regulatory limitations. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct Company contributions and matching contributions. The Company can match up to 50% of the first 6% of a participant’s salary deferrals. The Company match is contributed and invested based on each participant’s current investment elections. The Company match contributions are allocated in the same manner as that of the participant’s elective contributions.

The Plan permits an additional type of Company discretionary matching contribution, called an incentive matching contribution, which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make an incentive matching contribution for 2010 and 2009.

Effective December 20, 2008, the Company suspended all matching contributions for the remainder of plan year 2008 and for all of plan year 2009. Effective January 2, 2010, the Company resumed matching contributions.

Expenses of the Plan – All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees, which are paid by the participants, and certain other Plan expenses that may be paid by the Plan from the forfeitures balance. Fees paid directly by participants and from forfeitures are shown as a deduction from net assets in the statements of changes in net assets available for benefits.

Participant accounts – Each participant’s account is credited with the participant’s contributions, the Company’s contributions, if any, and allocations of earnings. Allocations of earnings are based on each participant’s share of net earnings and losses of their respective elective investment options, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

(1) DESCRIPTION OF PLAN, CONTINUED

Loans – The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance, provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless the loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the recordkeeper.

Vesting – Participants are immediately vested in their voluntary deferral contributions, rollovers, Qualified Non Elective Contributions and earnings thereon. Vesting for Company contributions and earnings thereon is based on years of continuous service with a participant being 100% vested after four years of service.

Forfeitures – Contributions forfeited by terminated participants may be used to reduce Company contributions or to pay certain administrative expenses of the Plan. As of December 31, 2010 and 2009, forfeitures and related earnings of approximately $33,000 and $211,000, respectively, were available to reduce Company contributions or to pay certain administrative expenses. Forfeitures used to reduce Company contribution for 2010 and 2009 were approximately $175,000 and $0, respectively.

Unallocated assets – Unallocated assets at December 31, 2010 and 2009 were approximately $33,000 and $211,000, respectively.

Payment of benefits – Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability or death of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59 1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from the unitized Tech Data Stock Fund, in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

The Plan also has a hardship withdrawal provision which allows active participants, meeting specified requirements, to take a distribution that does not exceed an amount that satisfies their immediate financial need plus any related taxes.

Benefit payments are recorded when paid.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The accounts of the Plan are maintained on the accrual basis and are in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Reclassifications – Certain prior year amounts in the statement of net assets available for benefits and statement of changes in net assets available for benefits have been reclassified to conform to the current year presentation.

Notes receivable from participants – Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of investments and income recognition – Investments in mutual funds, the money market fund and the unitized Tech Data Stock Fund are valued at quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New accounting pronouncements – In January 2010, the FASB issued Accounting Standards Update 2010-06 (“ASU 2010-06”), Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes (“levels”) of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements.

In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25 (“ASU 2010-25”), Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04 (“ASU 2011-04”), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendments in ASU 2011-04 result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in ASU 2011-04 to result in a change in the application of the requirements in ASC 820. The amendments in ASU 2011-04 are to be applied prospectively and are effective for reporting periods beginning after December 15, 2011. The Plan administrator is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(3) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $9,954,905 during the year ended December 31, 2010 and appreciated in value by $20,900,624 during the year ended December 31, 2009 as follows:

	Year ended December 31,
	2010	2009
Appreciation/(depreciation) in fair value determined by quoted market prices:
Fidelity Capital & Income Fund	$262,757	$774,915
Fidelity Equity Income Fund	3	—
Fidelity Capital Appreciation Fund	1,978,453	2,979,569
Fidelity Stock Selector Small Cap Fund	948,432	746,040
Fidelity Government Income Fund	16,806	(254,017)
Fidelity Low-Priced Stock Fund	351,063	392,409
Fidelity Diversified International Fund	559,798	1,997,287
Fidelity Freedom Income Fund	15,059	17,400
Fidelity Freedom 2000 Fund	11,471	15,101
Fidelity Freedom 2010 Fund	46,635	79,441
Fidelity Freedom 2015 Fund	19,741	19,926
Fidelity Freedom 2020 Fund	150,163	243,161
Fidelity Freedom 2025 Fund	39,999	37,086
Fidelity Freedom 2030 Fund	231,469	380,485
Fidelity Freedom 2035 Fund	96,682	96,322
Fidelity Freedom 2040 Fund	140,848	211,686
Fidelity Freedom 2045 Fund	43,155	38,573
Fidelity Freedom 2050 Fund	41,710	32,463
Dodge & Cox Balanced Fund	64	226,264
Vanguard Institutional Index Fund	530,814	766,610
Vanguard Windsor II Fund	106,381	195,705
JPM Mid Cap Value Fund	368,750	321,063
Lord Abbett Mid Cap Value I Fund	11	—
Lord Abbett Mid Cap Value A Fund	7	—
Artisan Mid Cap Inv Fund	2,436,185	2,501,343
Lord Abbett Small Cap Value A Fund	10	—
Lord Abbett Small Cap Value I Fund	1,003,148	863,017
Harbor Capital Appreciation Fund	95	—
PIMCO Total Return Fund	(19,677)	11,006
AF American Balanced R5 Fund	1,151,298	1,548,776
Fidelity Investment Grade Bond Fund	1	23,133
Janus Overseas T Fund	11,872	—
BlackRock Small Cap Growth Equity Instl Fund	6,380	—
Vanguard Small Cap Index Fund	753	—
Spartan Extended Market Index Fund	4,828	—
Spartan International Index Fund	72	—
Spartan 500 Index Fund	2	—

Total mutual funds	10,555,238	14,264,764
Tech Data Stock Fund	(600,333)	6,635,860

Total net appreciation in fair value of investments	$9,954,905	$20,900,624

(3) INVESTMENTS, CONTINUED

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2010		2009
Tech Data Stock Fund	$8,292,920		$9,286,751
Fidelity Retirement Money Market Fund	9,659,305		9,145,485
AF American Balanced R5 Fund	12,006,349		10,904,386
Artisan Mid Cap Inv Fund	10,301,669		7,744,369
Fidelity Capital Appreciation Fund	12,786,595		11,118,057
Janus Overseas T Fund	9,007,952		—
Fidelity Government Income Fund	(a	)	4,798,118
Fidelity Diversified International Fund	(a	)	8,730,642

(a)	Investment represents less than 5% of the fair value of the Plan’s net assets as of December 31, 2010.

(4) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(5) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(6) PARTIES-IN-INTEREST

The Plan investments include shares of the unitized Tech Data Stock Fund and various mutual funds managed by Fidelity. As of December 31, 2010 and 2009, the value of the Tech Data Stock Fund totaled $8,292,920 and $9,286,751, respectively. As of December 31, 2010 and 2009, the value of the Fidelity investments totaled $42,320,401 and $47,781,269, respectively. As of December 31, 2010 and 2009, notes receivable from participants totaled $3,406,357 and $2,937,474, respectively.

(7) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and would take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly; and Level 3 – unobservable inputs for the asset or liability. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value as of December 31, 2010 and December 31, 2009:

	Assets at Fair Value at December 31, 2010				Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Money market fund	$9,659,305			$9,659,305	$9,145,485			$9,145,485
Mutual funds
Large Cap	19,097,678			19,097,678	16,286,717			16,286,717
Mid Cap	14,770,677			14,770,677	11,063,570			11,063,570
Small Cap	8,869,878			8,869,878	6,887,595			6,887,595
International	9,019,556			9,019,556	8,730,642			8,730,642
Blended	21,654,565			21,654,565	17,618,947			17,618,947
Income	9,752,721			9,752,721	8,357,255			8,357,255
Tech Data Stock Fund	8,292,920			8,292,920	9,286,751			9,286,751

Total assets at fair value	$101,117,300	$—	$—	$101,117,300	$87,376,962	$—	$—	$87,376,962

Notes receivable from participants, other receivables and other liabilities are carried at cost which approximates fair value.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Fidelity Retirement Money Market Fund	9,659,305 shares, Fidelity Retirement Money Market Fund	**	$9,659,305
	PIMCO Total Return Fund	149,067 shares, PIMCO Total Return Fund	**	1,617,372
	Dodge & Cox Balanced Fund	1 share, Dodge & Cox Balanced Fund		73
*	Fidelity Capital Appreciation Fund	504,601 shares, Fidelity Capital Appreciation Fund	**	12,786,595
	Janus Overseas T Fund	177,882 shares, Janus Overseas T Fund		9,007,952
*	Fidelity Government Income Fund	447,282 shares, Fidelity Government Income Fund	**	4,665,150
*	Fidelity Low-Priced Stock Fund	54,496 shares, Fidelity Low-Priced Stock Fund	**	2,091,569
*	Fidelity Freedom Income Fund	53,224 shares, Fidelity Freedom Income Fund	**	600,372
*	Fidelity Freedom 2000 Fund	20,166 shares, Fidelity Freedom 2000 Fund	**	240,776
*	Fidelity Freedom 2010 Fund	45,677 shares, Fidelity Freedom 2010 Fund	**	620,743
*	Fidelity Freedom 2015 Fund	23,208 shares, Fidelity Freedom 2015 Fund	**	263,175
*	Fidelity Freedom 2020 Fund	129,453 shares, Fidelity Freedom 2020 Fund	**	1,785,158
*	Fidelity Freedom 2025 Fund	43,702 shares, Fidelity Freedom 2025 Fund	**	503,447
*	Fidelity Freedom 2030 Fund	168,245 shares, Fidelity Freedom 2030 Fund	**	2,316,731
*	Fidelity Freedom 2035 Fund	88,371 shares, Fidelity Freedom 2035 Fund	**	1,013,620
*	Fidelity Freedom 2040 Fund	174,768 shares, Fidelity Freedom 2040 Fund	**	1,399,891
*	Fidelity Freedom 2045 Fund	45,984 shares, Fidelity Freedom 2045 Fund	**	436,389
*	Fidelity Freedom 2050 Fund	49,817 shares, Fidelity Freedom 2050 Fund	**	467,281
	AF American Balanced R5 Fund	669,250 shares, AF American Balanced R5 Fund	**	12,006,349
*	Fidelity Capital & Income Fund	367,996 shares, Fidelity Capital & Income Fund	**	3,470,199
	Vanguard Windsor II Fund	32,070 shares, Vanguard Windsor II Fund	**	1,461,116
	Artisan Mid Cap Inv Fund	306,324 shares, Artisan Mid Cap Inv Fund	**	10,301,669
	Lord Abbett Small Cap Value I Fund	151,436 shares, Lord Abbett Small Cap Value I Fund	**	5,033,733
	JPM Mid Cap Value Fund	97,114 shares, JPM Mid Cap Value Fund	**	2,279,264
	Vanguard Institutional Index Fund	42,170 shares, Vanguard Institutional Index Fund	**	4,849,967
	BlackRock Small Cap Growth Equity Instl Fund	158,908 shares, BlackRock Small Cap Growth Equity Instl Fund	**	3,815,383
	Lord Abbett Mid Cap Value A Fund	1 share, Lord Abbett Mid CapValue A Fund	**	7
	Vanguard Small Cap Index Fund	597 shares, Vanguard Small Cap Index Fund	**	20,762
	Harbor Capital Appreciation Fund	15 shares, Harbor Capital Appreciation Fund	**	560
*	Spartan Extended Market Index Fund	2,572 shares, Spartan Extended Market Index Fund	**	98,168
*	Spartan International Index Fund	330 shares, Spartan International Index Fund	**	11,604
*	Tech Data Stock Fund	187,973 shares, Tech Data Stock within the unitized Tech Data Stock Fund	**	8,292,920
*	Notes receivable from participants	4.25% - 10% interest rate; principal and interest payable monthly; secured by participant’s vested account balances	**	3,406,357

	Total			$104,523,657

*	Denotes exempt party-in-interest.
**	Information not required as investment is participant directed.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(k) SAVINGS PLAN

DATE: June 28, 2011

By:	/s/ Joseph B. Trepani
Name:	Joseph B. Trepani
Senior Vice President and Corporate Controller

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23	Consent of Independent Registered Certified Public Accounting Firm.